UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., May 24, 2019

APPOINTMENT OF THE BOARD OF DIRECTORS AND LEGAL REPRESENTATIVE

Avianca Holdings S.A. (the “Company”) informs that in an extraordinary meeting held via telephone conference on May 24, 2019, the shareholders of the Company unanimously approved the appointment of the following Board of Directors:

Non-independent Directors:

Roberto Kriete (**)

Roberto Zamora (*)

Fabio Villegas (*)

Juan Emilio Posada (*)

Jairo Burgos De la Espriella (*)

Independent Directors:

James P. Leshaw (**)

Richard Shifter (*)

Sergio Michelsen (*)

Álvaro Jaramillo (***)

Rodrigo Salcedo (***)

Oscar Darío Morales (*)

Alternate Directors:

Jose Ofilio Gurdian

Carlos Enrique Araujo

Sergio Restrepo

Enrique Luna

Julio Caballero

Nelson Albareda

Orlando Menendez

Neal Cohen

Kenneth Hoffman

Luis Sansivirini

Fernando Kriete

(*) Nominated by BRW Aviation LLC

(**) Nominated by Kingsland Holdings Limited

(***) Consensus directors nominated by BRW Aviation LLC and Kingsland Holdings Limited

The independent directors comply with the independence rules of the New York Stock Exchange.

Additionally, the Company informs that in an extraordinary meeting held via telephone conference on May 24, 2019, the shareholders of the Company unanimously approved the appointment of Roberto Kriete as President of the Company and of José Ofilio Gurdián as the legal representative of the Company. Renato Covelo will continue in his role as Executive President (CEO).

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

+571 587 77 00 – 2474, 1349

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
	Name:	Richard Galindo
	Title:	Vice President Senior General Counsel